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                                                           EXHIBIT 23.1.(A)



                      [JONES, JENSEN & COMPANY, LLC LOGO]



November 2, 1999


United States Securities Exchange Commission
Division of Corporate Finance
c/o Ronald Stauber
1880 Century Park East, Suite 300
Los Angeles, CA 90067


Dear Ron;

This letter is in response to the Comment Letter for Emergency Filtration Products, Inc's Registration Statement on Form 10-SB filed September 22, 1999. We have specifically addressed those comments that applied to the audited financial statements for the year ended December 31, 1998.


Comment 11
----------

Pursuant to the Commission's request, the financial statements have been revised to include the required disclosure on the Company's revenue recognition policy. This has been included in Footnote 1 of the financial statements.


Comment 12
----------

The equity securities that were issued for services rendered have been accounted for at the fair market value of the shares issued on the date of the issuance.

Comment 13
----------

At June 30, 1999 and December 31, 1999, $135,000 has been recorded by the Company which represents an amount claimed to be owed to a shareholder and former officer of the Company for unpaid wages and reimbursements. As with the case with any contingent liability, management is currently uncertain as to the ultimate outcome or potential loss but based upon all of the facts and circumstances of the case, management has estimated that the possible loss should not exceed $135,000. This amount has been recorded as a liability because management has deemed the amount to be possible and can be reasonably estimated. This is consistent with SFAS 5.


Please do not hesitate to contact me if you need further information.


Sincerely,


/s/ JONES, JENSEN & COMPANY

Jones, Jensen & Company